Exhibit 99.1

Ctrip Announces Share Exchange Transaction with Naspers

Shanghai, China, April 26, 2019 - Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip”) today announced a share exchange transaction with Naspers Limited (“Naspers”), pursuant to which Naspers will exchange its stake in MakeMyTrip Limited (“MakeMyTrip”) for newly issued shares in Ctrip. Concurrent with the share exchange, Ctrip will invest certain ordinary shares and class B shares of MakeMyTrip in a third-party investment entity. Post the transaction, Naspers will own approximately 5.6% of Ctrip’s outstanding ordinary shares, and Ctrip and the third-party investment entity will own ordinary shares and class B shares of MakeMyTrip, representing approximately 49.0% and 4.0% of MakeMyTrip’s total voting power, respectively.

“Over the past years we have witnessed the great achievements of MakeMyTrip, and we are confident that MakeMyTrip will extend its success in the future,” said James Liang, Co-founder and Executive Chairman of Ctrip. “We are also delighted to welcome Naspers to become our shareholder. Ctrip will continue to work hard to create greater value to our customers, our partners and all shareholders,” Jane Sun, CEO of Ctrip commented.

Deep Kalra, Chairman and Group CEO of MakeMyTrip, said: “We are grateful for the unstinting support Naspers has provided us over the last couple of years. We have worked with Ctrip in the past years and are excited to take this partnership to the next level. We will leverage this investment to benefit from the tremendous growth potential in travel and tourism between our two countries.” Rajesh Magow, Co-founder and CEO-India of MakeMyTrip, continued: “Today’s announcement provides a major boost for MakeMyTrip and the rapidly growing travel industry in India. This partnership will benefit all our stakeholders including employees, customers and business partners. We look forward to working with the Ctrip team to continue to take our business to the next level.”

“MakeMyTrip has transformed travel in India and beyond since 2000. The agreement we have announced today is a significant step in the growth ambitions of both MakeMyTrip and Ctrip and we believe continuing to support them as a shareholder will create additional value for Naspers and our shareholders,” said Bob van Dijk, Naspers CEO.

The transaction is expected to close as soon as practicable in the second half of 2019 and is subject to customary closing conditions, including the requisite regulatory approvals.

Conference Call

Ctrip’s management team will host a conference call at 8:00AM U.S. Eastern Time on April 26, 2019 (or 8:00PM on April 26, 2019 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	+1-855-8219-305 or +1-240-254-3156

Hong Kong:	+852-3077-3569

China:	800-820-8527 or 400-612-6501

International:	+65-6653-5870

Passcode:	83655312#

For pre-registration, please click

http://event.onlineseminarsolutions.com/wcc/r/1992867-1/F5F3EF03AAC0E9B6FC07DA9D4EC7D517

A telephone replay of the call will be available after the conclusion of the conference call until May 3, 2019. The dial-in details for the replay:

International dial-in number:	+65-6653-5846

Passcode:	515101955#

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, package tour and in-destination services, corporate travel management, and other travel related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. The family of travel brands mainly includes: Ctrip, the largest online travel agency in terms of gross merchandise value and best-known travel brand in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. Since its inception in 1999, Ctrip Group has experienced substantial growth and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com